

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2018

Guy Bowker
Chief Financial Officer and Principal Accounting Oficer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

Re: Enstar Group Limited
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-33289

Dear Mr. Bowker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance